May 6, 2005

George F. Ohsiek, Jr.

Securities and Exchange Commission

Mail Stop 3-8

Washington D.C. 20549

Re:    Stereo Vision Entertainment

         Your Letter of April 14, 2005

Dear SEC:

The following proposed language or amended charts are offered for preliminary review prior to the re-filing of the 10QSB's and 10KSB that would contain the respective modifications. They are keyed to the numbers of the April 14, 2005 letter.

1.    Liquidity and capital Resources/Form 10KSB

The following rewritten section would be provided in the 10KSB in the Item 6 sector concerning Management's Discussion and Analysis:

        PLAN OF OPERATIONS - The following discussion should be read in conjunction with the Company's audited financial statements.

        SVEI intends to pursue opportunities in four product segments of the entertainment industry:

                Direct to DVD 2-D and 3-D films

                Feature length 2-D and 3-D films for theatrical release

                Pilots for television series

                Music production

StereoVision intends to be the only company in Hollywood focused on developing a library of films using 3-D technology. The company intends to develop four new scripts for Direct-to-DVD movies each year and will concentrate on the most popular genres including horror, visual thrillers, sci-fi CGI effect movies, comedies and family films. The company also plans to develop its own record label out of Nashville, Tennessee and will focus its initial efforts on the production and distribution of compilation albums.

As a development stage company, SVEI has minimal historical operations, no revenues and negative cash flows. In order to satisfy cash requirements for SVEI's production and revenue goals, management must obtain working capital through either debt or equity financing.

The entertainment industry is an intensely competitive one, where price, service, location, and quality are critical factors. The Company has many established competitors, ranging from similar local single unit operations to large multi-national operations. The entertainment industry may be affected by changes in customer tastes, economic, and demographic trends. Factors such as inflation, increased supplies costs and the availability of suitable employees may adversely affect the entertainment industry in general and the Company in particular. In view of the Company's limited financial resources and management availability, the Company will continue to be at a significant competitive disadvantage vis-a-vis the Company's competitors.

RESULTS OF OPERATIONS - There were no revenues from sales for the two years ended June 30, 2003 and 2004. SVEI has sustained a net loss of approximately $2.9 million for the year ended June 30, 2004, which was largely attributable to consulting expense from stock issuances to consultants. From May 5, 1999, the Company was a development stage company and had not begun principal operations. Accordingly, comparisons with prior periods are not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

The Company has developed a detailed plan of operations to exploit the opportunities it sees in the entertainment industry and to take advantage of the skills and experience of its management team. On a preliminary basis, the Company estimates that it will require approximately $1,000,000 to operate the company over a period of 12 months as well as to fund the completion of several scripts for feature length films and the production of several compilation albums. In order to fund the actual production of a feature film, the Company estimates it will require approximately an additional $3,000,000 which it will obtain from a variety of sources including partner distributors, tax rebates for on site production in certain jurisdictions as well as debt and equity sources. The Company may attempt to arrange joint ventures with studios to facilitate the development of new movies.

The aforementioned estimates of capital required are still preliminary in nature and are subject to substantial and continuing revisions. Although the Company has not yet commenced any formal capital raising efforts, the Company expects that any capital that it raises will be in the form of one or more debt or equity financings. However, there can be no assurances that the Company will be successful in raising any required capital on a timely basis and/or under acceptable terms and conditions. To the extent that the Company does not raise sufficient capital to implement its plan of operations on a timely basis, it will have to curtail, revise and/or delay its business plans. The Company has financed its operations to date from the sale of stock and loans from related parties. During the year ended June 30, 2004, the Company received approximately $448,000 from the sale of common stock and $112,000 from related party loans. However, there can be no assurances that additional loans will be forthcoming from officers, directors, and shareholders.

2.    Controls and Procedures/Form 10KSB and Form 10QSB

        Item 3 of the 10QSB would be amended to read as follows:

        The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company.

        (a)    Evaluation of Disclosure Controls and Procedures

        As of the end of the period covered by this report, the company carried out an evaluation, under the supervision and with the participation of the Company's management, including the company's President, of the effectiveness of the design and operation of the company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon the evaluation, the company's President concluded that, as of the end of the period, the Company's disclosure controls and procedures were effective in timely alerting him to material information relating to the Company required to be included in the reports that the Company files and submits pursuant to the Exchange Act.

        (b)    Changes in Internal Controls

        Based on his evaluation as of December 31, 2004, there were no significant changes in the Company's internal controls over financial reporting or in any other areas that could significantly affect the Company's internal controls subsequent to the date of his most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

3.    Statements of Operations/Financial Statements page F-4

        Response:    The amounts included in "loss on investment" and "lawsuit settlement" have been presented within operating losses on the report. The amount for "gain (loss) on trading investments" was the gain on disposal of "available for sale securities" that were acquired in the acquisition of Kestrel Equity Corporation on December 3, 1999. The report will be revised to show this as a "gain (loss) on available for sale securities." The Company is not in the business of trading securities, therefore this should be included in "Other Income (Expense)". Footnote 6 will be expanded to explain the $75,000 non-operating expense captioned "investment fee."

4.    Common Stock Transactions, page F-22/Form 10KSB

Note 7 of the Financial Statements will be updated to read as follows:

The Company was initially authorized to issue 100,000,000 common shares with a par value of $0.001.

At inception, the company issued 61,200 (1,530,000 pre-split) shares of common stock to its officers and directors for services performed and payments made on the Company's behalf during its formation. This transaction was valued at approximately $0.003 per share or an aggregate approximate value of $5,000. These shares were issued under Rule 4(2).

On December 2, 1999, the company issued 58,800 (1,470,000 pre-split) shares of common stock in exchange for $350,000 investment in 3-D projects, $255,000 licensing and distribution rights, $3,306,900 3-D film production and exhibition equipment, and $100,000 patent pending. On September 25, 2001 the asset acquisition was rescinded. The assets acquired were returned and the common stock was returned to treasury.

In addition to the asset acquisition, on December 3, 1999, the company entered into an acquisition agreement and plan of reverse merger with Kestrel Equity Corporation whereby the company acquired $332 cash, $153,001 trading investments, $100,686 reduction in accounts payable, and 4366,084 in notes payable in exchange for 48,000 (1,200,000 pre-split) shares of common stock. by virtue of the merger and the asset acquisition, the Company issued 106,800 (2,670,000 pre-split) shares of common stock of the surviving corporation and acquired assets valued at $4,013,100 or approximately $1.50 per share.

On December 31, 1999, the Company issued 14,000 (350,000 pre-split) shares to various employees and consultants for services rendered valued at $2.00 per share. These shares were issued in reliance upon the Rule 4(2) exemptive provisions, and no advertising nor solicitation occurred.

On February 14, 2000, the Company issued 4,000 (100,000 pre-split) shares of common stock as payment for services rendered by Mr. Herky Williams valued at $2.00 per share. The services rendered were for the development of the company's music division. The shares were issued under Rule 4(2) to an officer of the Company.

On August 10, 2000, the company purchased a motion picture entitled "ROUTE 66" including all rights and materials, the rights as the creator and the writer of the original screenplay, all copyright rights, trade names and trademarks and all other forms of exploitation of the Property, and all ancillary, merchandise, music and book-publishing rights in exchange for 10,600 (265,000 pre-split) restricted common shares, $96,492.73 (payable $25,000 on August 14, 2000 and $11,915.46 per month from December 14, 2000 to May 14, 2001 and $25,000 plus a 4.5% royalty on any merchandise and a 2% royalty on sequels). The shares issued were issued in reliance on Rule 4(2) and were issued to an accredited investor.

On September 27, 2000, the company entered into a contract with Ron Whiten to make strategic introductions on behalf of the Company to the investment community in exchange for 4,000 (100,000 pre-split) common shares. On September 29, 2000, the shares were issued at a value of $95,000, which was the quoted market price on the date of issue. The contract is for a period of time covering 3 quarterly financial statements. To the best knowledge and belief of the company, no services were performed by Mr.Whiten pursuant to this agreement. On May 25, 2001, the 4,000 shares of stock issued to Mr. Whiten were cancelled for non-performance of services.

On October 27, 2000, the Company issued 500 (12,500 pre-split) shares of common stock valued at $1.00 per share to National Financial Group for financial services previously rendered. These shares were issued under Rule 4(2).

Pursuant to an agreement made with an affiliate company of Mr. Williams (the Secretary-Treasurer and a Director of the Company) called Wilfield Entertainment, the Company issued 16,000 (400,000 pre-split) shares of common stock at a market price of $.55 per share on April 18, 2001 for its participation in the joint venture. The joint venture with Wilfield is for the production of thirteen musical albums. The company will supply the necessary funding for the production of these albums and after capital repayment has occurred, the Company will receive 51% of the profits from the projects. The estimated production costs per album are projected to be $80,000.

On May 25, 2001, 14,000 (350,000 pre-split) shares that were issued to various people for services were cancelled. These shares were later cancelled for non-performance of services.

During the quarter ended September 30, 2001, 4,000 (100,000 pre-split) shares were issued for conversion of notes payable totaling $25,600. The value of these shares was $0.26 per share, as agreed in the original loan documents. These shares were issued under Rule 4(2).

During the quarter ended September 30, 2001, the company issued 123,200 (3,080,000 pre-split) shares to the Company's officers and directors for services rendered in their various capacities (J. Honour (1,500,000), H. Williams (600,000), J. Bodziak, R. Urbischi and T. Noonen (100,000 each)) at the market value of the stock on the date of agreed (not actual) issuance of $0.45, allocated at $0.225 for the restricted nature of the securities issued. 3,600 (90,000 pre-split) restricted common shares were issued to individuals for cash at $0.50 per share trading value, or $0.25 cash paid with 50% discount for restricted securities. All shares were issued under Rule 4(2).

During the quarter ended December 31, 2001, the Company issued 25,912 (647,795 pre-split) shares of stock for conversion of notes payable totaling $135,596, for accrued interest on the notes payable of $12,275, and for consulting services of $20,778. The value of the shares was between $0.14 and $0.35 per share. The share values were always determined based upon the trading price of the stock on the date of the agreement for services, not on the date of issuance of the shares. All shares were issued in reliance on the exemption provided by Rule 4(2).

During the quarter ended December 31, 2001, the Company issued 94,825 (2,370,631 pre-slit) shares to various consultants for services at the market value, adjusted downwards by 50% for restricted nature of the securities, on the date of agreements. Also, 1,600 (40,000 pre split) shares were issued on July 30, 2001 for services but were cancelled on October 2, 2001 for non-performance of those services.

On January 15, 2002, 12,000 (300,000 pre-split) shares of common stock were issued for cash at $0.33 per share. Also during the quarter, 106,480 (2,662,000 pre split) were issued in connection with previous debt cancellation, pursuant to the terms of the convertible instrument. These shares were issued under Rule 4(2), and the recipient was an accredited investor.

On April 29, 2002, 8,000 (200,000 pre-split) common shares were issued for the purchase of "In the Garden of Eden" album. The value of the shares was $0.06 on the date of contractual agreement, and the shares were issued under Rule 4(2), but later rescinded for failure of the owner to deliver the rights.

On May 30, 2002, 4,000 (100,000 pre-split) common shares were issued to various people for services, which included writing, arranging, composing and product placement, all connected with the project "Mad Dogs and Oakies." The value of the shares was $.03 per share on the date of contract. These shares were issued to non-affiliates under Rule 4(2).

During the quarter ended June 30, 2002, the Company issued 12,000 (300,000 pre-split) shares of common stock for cash. Shares were issued for $.025 to $.075 per share. Also during the quarter, 10,000 (250,000 pre-split) shares were issued for consulting and rent expense. The value of the shares was between $.03 (April 15) and $.08 (May 24) per share.

On July 1, 2002, 34,000 (850,000 pre-split) common shares were issued for cash, based upon a conversion contract entered into earlier. Also on July 8, 2002, 93,333 (2,333,334 pre-split) shares were issued in connection with a previous debt cancellation, based upon the terms of the note and conversion price therein committed. These shares were issued to an accredited investor under Rule 506 of Regulation D.

On December 20, 2002 and December 23, 2002, 132,000 (3,300,000 pre-split) common shares were cancelled from various shareholders for non-performance of services.

During the quarter ended March 31, 2003, a total of 661,400 (16,535,000 pre-split) common shares were issued to individuals for services. This total included issuances to officers and directors, at $0.015 per share (restricted) of 13,450,000 shares (J. Honour (10,000,000), H. Williams (1,500,000), T. Noonan (500,000), J. Bodziak (250,000) and R. Urbisci (100,000)) and outside consultants providing media solicitation services (Ron Kelley, 1,100,000 shares). An additional 93,600 (2,340,000 pre-split) shares were issued to 7 individuals providing various consulting services, all as described in the Form S8 registration statement, filed April 29, 2003. The value of the registered shares was effectively $0.05 per share. The private placement shares were issued under the exemption available through Rule 4(2).

On March 26, 2003, 120,000 (3,000,000 pre-split) common shares were issued for conversion of notes payable of $289,892. These shares were issued to an accredited investor, in conversion of pre-existing rights, under Rule 506.

During the quarter ended June 30, 2003, 2,257,600 shares were issued to various people for services, which included 2,000,000 shares issued to J. Honour, the Company president, in exchange for $400,000 of past and current services ($0.40 per share or 50% discount to market), and several smaller issuees whose shares were valued at $0.38 per share, as their contract date differed from Honour's. These shares were issued under Rule 4(2).

On June 2, 2003, 88,000 common shares were issued for conversion of debt totaling $20,000.

On June 3, 2003, 12,000 shares were cancelled for non-performance of services.

On June 25, 2003, 40,000 shares were issued for conversion of debt totaling $15,491, issued to Freddi Sidi, an accredited investor, under Rule 506.

During the quarter ended September 30, 2003, 1,198,000 shares were issued to various people for services. A registration statement on Form S8 was filed covering 710,000 of these shares to the 5 individuals listed therein, at 100% of market on the date of issuance and registration ($0.55). The value of the unregistered shares, when originally issued, was between $0.47 and $0.52 per share on the various agreement dates. These recipients (Buss, McLane,Tribe, Duke Films, Doug Schwartz, Lawrence Kallet, Edby and Eric Honour) provided consulting services in locating and securing new media projects and received ther shares at a 50% discount to market, as their shares were subject to restrictive legending. These shares were issued under Rule 4(2).

On July 8, 2003, 30,000 shares of common stock were issued for conversion of debt totaling $8,465.

During the quarter ended December 31, 2003, 423,072 shares were issued for $55,000 in cash at $.13 per share (50% discount to market on October 1, 2003). During the quarter, 20,000 shares were issued to Chicago Investment Group and Greg Myers (20,000 total) for financial consulting at $0.26 per share, the market value on the date of issuance (October 1, 2003), and 700,000, cumulative, to Herky Williams (500,000), John Bodziak (100,000) and Tom Noonan (100,000) for employment and consulting services as officers of the Company, at a restricted share valuation of $0.20 ($0.40 market on November 24, 2003). In addition, the Company issued 200,000 shares to pay an accounts payable of $55,500 due Adams Technical Solutions at a price of $0.26 (50% of bid price on October 1, 2003). All shares were issued under the Rule 4(2) exemption.

During the quarter ended March 31, 2004, the Company issued 425,000 shares for cash (cancellation of indebtedness of $106,250) at $.25 per share, the price pre-set in the conversion agreements. Also during the quarter, 90,000 shares were issued to Focus Partners West, for financial services and 100,000 shares were issued to pay rent. The value of the 345,000 shares issued to employees and consultants was $.60, and these shares, issued to 7 named individuals, were the subject of a registration statement on Form S8, filed March 5, 2004. In addition, the Company canceled 176,000 shares for nonperformance of services.

On January 20, 2004, the Company converted debt of $35,000 to 200,000 shares of common stock, pursuant to terms of pre-existing contracts.

On April 7, 2004, the Company issued 60,000 shares of common stock to Messrs. Goldman and Botts, at $2.04 per share (the then-market price), for financial services. Also, on April 7, 2004 the Company issued 375,000 shares of common stock to for cash of $215,200, valued at $0.57 per share, in accord with previously agreed conversion rights. In addition, approximately $14,200 in loans were converted into 30,000 shares of common stock., converted at $0.47 per share, the pre-agreed conversion price. All shares were issued under the exemption provided by Rule 4(2).

On April 14, 2004, the Company issued 100,000 shares of common stock for cash at $0.25 per share, resulting from an option exercise.

On May 6, 2004, the Company issued 100,000 shares of common stock for cash at $0.50 per share, to acquire distribution rights in Baywatch 3 DD, a planned movie. These shares were issued to an accredited investor under Rule 506. 240,000 shares were issued to Jack Fennie for an $80,000 debt of the company which he paid,, at $0.33 per share, representing 50% of the market price on the date of delivery of the executed contract.

5.    Share Cancellations/10KSB

The share cancellations are described in detail in Response #4 above, to include the original issue dates. A detailed description of only cancellations follows:

On May 25, 2001, 14,000 (350,000 pre split) shares that were issued during the year ended June 30, 2001 to various people for services were cancelled. These shares were cancelled for non-performance of services. The expenses related to these shares were recorded when the shares were issued. The expenses related to the issuance of these shares were reversed upon the cancellation of the shares since the shares were issued and cancelled in the same period.

On September 25, 2001, 4,000 (100,000 pre-split) shares that were issued during the year ended June 30, 2000 for services were cancelled. These shares were cancelled for non-performance of services. The expenses related to these shares were recorded when the shares were issued. The expenses related to the issuance of these shares were reversed upon the cancellation of the shares. Also on September 25, 2001, the asset acquisition agreement with 3-D was rescinded and the assets acquired by the Company were returned to 3-D. The stock issued by the Company in the acquisition was not returned.

On December 20, 2002 and December 23, 2002, 132,000 (3,300,000 pre split) common shares were cancelled from various shareholders for non-performance of services. These shares were originally issued in prior periods, and the expenses associated with these shares were recorded when the shares were issued. Since the shares were issued in prior periods, the cancellation of the shares was adjusted through paid-in capital.

On June 3, 2003, 12,000 shares were cancelled for non-performance of services. These shares were originally issued in a prior period, and the expense associated with these shares was recorded when the shares were issued. Since the shares were issued in prior periods, the cancellation of the shares was adjusted through paid-in capital.

On November 17, 2003, 100,000 shares were cancelled for non-performance of services. These shares were originally issued in July 2003, and the expense associated with these shares was recorded when the shares were issued. The expenses related to the issuance of these shares were reversed upon the cancellation of the shares since the shares were issued and cancelled in the same period.

On February 9, 2004, 20,000 shares were cancelled for non-performance of services. These shares were originally issued in October 2003, and the expense associated with these shares was recorded when the shares were issued. The expense related to the issuance of these shares was reversed upon the cancellation of the shares .since the shares were issued and cancelled in the same period.

On March 9, 2004, 156,000 shares were cancelled for non-performance of services. These shares were originally issued in September 2003, and the expense associated with these shares was recorded when the shares were issued. The expense related to the issuance of these shares was reversed upon the cancellation of the shares since the shares were issued and cancelled in the same period.

6.    Legal Proceedings, page F-27

Response: Note 12 will be revised to read:

In September of 2001 the company entered into a promissory note with Duncan MacPhearson to be payable within the year. A dispute arose and the note was not timely paid, which led to a court action styled R. Duncan MacPhearson vs. Stereo Vision Entertainment, et. al., Case No. LC 0611749, in Los Angeles, California. Subsequently, the parties, on January 26, 2004, entered into a Settlement Agreement, including default provisions if scheduled payments did not occur as agreed. 25,000 shares of restricted stock, valued at $25,000, were delivered and $42,500 of payments were made, but the final $10,000 was not paid. According to the stipulated judgement agreement, this resulted in the plaintiff's entry of a judgment, according to notice received by the company, of $37,411, which was then appealed by the Company as incorrect. The appellate court disagreed and allowed the entry of judgment as filed, stating that the 25,000 shares had "no value" and allowing $37,411 to be imposed against the Company. Therefore, the company has paid $42,500 in cash, $25,000 in restricted stock, and owes $37,411, which has been accrued as a liability on the June 30, 2004 financial statements, for a total lawsuit resolution of $104,911.

7.    Certifications o the Principal Executive and Principal Financial Officers, Exhibits 31.1 and 31.2

The certifications will be updated and filed.

                [See Exhibits following this letter]

8.    Form 10-Q.B. for the Quarter Ended December 31, 2004

All amendments and modifications to the 10-KB will be applied to any subsequent 10-Q.B. filings.

9.    Item 3. Controls and Procedures

See Response #2 above as to timeliness of review, and Response #7 as to revised certifications.

10.    See #7.

Other Information and Statements Requested

The Company acknowledges that: (1) the company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Theodore P. Botts

President

Revised Certification (sample)

Exhibit 31.1

Pursuant to the requirements of Rule 13a-14 of the Securities Exchange Act of 1934, as amended, provides the following certification.

     I, Theodore Botts, Chief Executive Officer of Stereo Vision Entertainment, Inc. ("Company"), certify that:

1.    I have reviewed this quarterly report on Form 10-QSB of Stereo Vision Entertainment, Inc.;

2.    Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.    Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

4.    The other certifying directors and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for Sonoran and have:

        a.    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to Stereo Vision Entertainment is made known to us by other within those entities, particularly during the period in which this report is being prepared;

        b.    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles.

        c.    Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

        d.    Disclosed in this report any change in Stereo Vision Entertainment's internal control over financial reporting that occurred during the this fiscal quarter that has materially affected, or is reasonably likely to materially affect, Stereo Vision's internal control over financial reporting; and

5.    The other certifying directors and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of our board of directors (or persons performing the equivalent functions):

        a.    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data; and

         b.    Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting; and

Date: February __, 2005

/s/ Theodore Botts

     Theodore Botts, CEO

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. Section 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

    In connection with the Quarterly Report of Stereo Vision Entertainment, Inc. on Form 10-QSB for the quarter ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Theodore Botts, President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Theodore Botts

Theodore Botts

President

February __, 2005